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                               September 21, 2020

       Charlotte MacVane
       General Counsel
       ATI Intermediate Holdings, LLC
       3901 Midway Place NE
       Albuquerque, New Mexico 87109

                                                        Re: ATI Intermediate
Holdings, LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
14, 2020
                                                            CIK 0001820721

       Dear Ms. MacVane:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form S-1

       Executive Compensation
       Narrative Disclosure to Summary Compensation Table
       Employment Offer Letters, page 89

   1. Please file the employment offer letters as exhibits to the registration statement. Refer to
                                                        Item 601(b)(10)(iii)(A)
of Regulation S-K.
 Charlotte MacVane
FirstName  LastNameCharlotte MacVane
ATI Intermediate Holdings, LLC
Comapany 21,
September  NameATI
               2020 Intermediate Holdings, LLC
September
Page 2     21, 2020 Page 2
FirstName LastName
       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Michael Kim